-FOR IMMEDIATE RELEASE-

     3DV SYSTEMS, AN ELRON GROUP COMPANY, SIGNS DEFINITIVE
AGREEMENT IN CONNECTION WITH $15 MILLION INVESTMENT ROUND

Tel Aviv, November 21, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) announced today that further to its announcement on November 14, 2006, 3DV Systems Ltd., currently approximately 62% held by Elron directly and indirectly through RDC-Rafael Development Corporation Ltd. ("RDC"), has signed a definitive agreement with new investors in connection with an investment of approximately $15 million in 3DV. The new investors are Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund and Pitango Venture Capital, a leading Israeli venture capital fund. In addition, as part of the financing, Elron and RDC will convert approximately $5.1 million of shareholder loans into shares of 3DV.

The transaction is subject to certain closing conditions, and there is no assurance that the transaction will be completed. If completed, Elron's direct and indirect holding in 3DV's outstanding shares will be decreased to approximately 38%.

3DV Systems has developed, and launched, a unique video camera technology capable of capturing the depth dimension of objects in real time, enabling it to sense motion and recognize shape within a dynamically defined three-dimensional space. The technology can revolutionize man-machine interface in multiple fields, and the company aims to initially supply camera chipsets to the video gaming and PC webcam markets.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)